RESPONSE TO SEC LETTER OF APRIL 22, 2009

May 20, 2009

Via EDGAR and FedEx

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-0404

Re:  DISH DBS Corporation (the “Company”)
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009, as amended March 31, 2009
File No. 333-31929

Dear Mr. Spirgel:

We are supplying the following responses to the comments contained in your letter dated April 22, 2009, regarding the above-referenced document.  Our responses are numbered in accordance with the numbered comments in your letter.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	Please discuss how the following items may impact current and future results:

•	changes in credit lines;
•	credit availability;
•	parties with which you have credit lines;
•	whether existing credit lines have matured or been called;
•	whether backup credit lines remain available;

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

•	the ability to raise capital in a realistic evaluation of your current financial situation, and debt covenants; and,
•	license impairments.

Please provide us with your proposed disclosures.

Response:

Currently, we have no existing lines of credit, nor have we historically.  While the ability to raise capital on reasonable terms has generally existed for us even during the recent market turmoil, the cost of such capital has not been as attractive as in prior periods.  Because of the substantial free cash flow generated by us and the absence of any material debt payments over the next two years, the higher cost of capital will not impact our current operations.  However, we might be less likely than we would otherwise be to pursue initiatives that could increase shareholder value over the long run, such as making strategic investments or prepaying debt.  Alternatively, if we decided to still pursue such initiatives, the cost of doing so would be greater.  Please see our disclosure under Item 2. “Management’s Narrative Analysis of Results of Operations – Executive Summary – Overview – Availability of Credit and Effect on Liquidity” on page 27 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “10-Q”).

We note the Staff’s comments regarding license impairments and submit that we disclosed in Note 2 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) that we conducted an impairment test in 2008 and determined that the estimated fair value of the FCC licenses that had been granted as of December 31, 2008, calculated using the discounted cash flow analysis, exceeded their carrying amount and therefore did not affect our operational results.

2.
Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009.  Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

•	Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determines that it is not reasonably likely to occur, no disclosure is required; and,
•	If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

•
uncertainty, on the assumption that it will come to fruition.  Disclosure is then required unless you determine that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur.  Please note that “reasonably likely” is a lower threshold than “more likely than not” but a higher threshold than “remote.”  The concept of “reasonably likely” is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your quantified schedule and discussion:

•	The loss of 102,000 net subscribers in 2008;
•	The loss of the ATT arrangement;
•	The spin-off of assets to EchoStar and the higher fees you will pay to access assets or receive certain services;
•	The impact of changes in customer services and plans, including incentives;
•	Further reductions in your traditional satellite business as other avenues for similar services become available from different providers;
•	The cost of implementing the new services as well as other critical strategic moves;
•	Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
•	If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
•
To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

Please provide us with your proposed disclosures.

Response:

Please see our disclosure under Item 2. “Management’s Narrative Analysis of Results of Operations – Executive Summary” beginning on page 25 of the 10-Q for a discussion of our 2009 prospects based upon recent trends.  Furthermore, in response to the Staff’s questions regarding specific trends, please find our responses below:

•	The loss of 102,000 net subscribers in 2008

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

•	The loss of the ATT arrangement
•	Further reductions in your traditional satellite business as other avenues for similar services become available from different providers

In the first quarter of 2009, we continued to be impacted by the net loss of subscribers.  We lost 102,000 net subscribers in 2008 and an additional 94,000 net subscribers in the first quarter of 2009.  In recent periods, competition has intensified within our industry with the rapid growth of fiber-based pay-TV services offered by telecommunications companies.  In addition, our AT&T agreement expired on February 1, 2009, but through the end of February 2009, we continued to activate new subscribers that had ordered DISH Network service through AT&T prior to February 1.  While AT&T was the largest telecommunications company that offers our services, we offer our services through other distribution channels such as direct sales, third party retailers and other telecommunications companies.  Please see our disclosure under Item 2. “Management’s Narrative Analysis of Results of Operations – Executive Summary – Overview – Future Liquidity” on page 27 of the 10-Q.

•	The spin-off of assets to EchoStar and the higher fees you will pay to access assets or receive certain services

In connection with the spin-off of assets to EchoStar, we entered into certain agreements with EchoStar to establish the parties respective rights, duties and obligations with respect to, among other things, set-top box sales, access to certain satellite capacity, broadcast services, transition services, taxes, employees and intellectual property, which impact several of the Company’s key operating metrics.  Please see our disclosure under Item 2. “Management’s Narrative Analysis of Results of Operations – Executive Summary – Overview – The Spin-off” on page 27 of the 10-Q.  However, the Company does not believe that higher fees to receive certain products and services has had or will have a significant impact on our operations.

•	The impact of changes in customer services and plans, including incentives
•	The cost of implementing the new services as well as other critical strategic moves

In marketing our products and services, we incur costs to support new promotions necessary to attract and retain subscribers.  Our “Subscriber-related expenses” as a percentage of “Subscriber-related revenue” grew from 51.4% to 52.2% in 2008 and reached 54.1% in the first quarter of 2009 and was negatively impacted in part by costs to attract and retain subscribers, free up transponder capacity, and improve customer service.  The increase in customer retention expense was primarily driven by more upgrading of existing customers to high definition (“HD”) and digital video recorder

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

(“DVR”) receivers and the changing of equipment for certain subscribers to free up satellite bandwidth in support of HD and other initiatives.  We expect to implement the satellite bandwidth initiatives at least through the first half of 2009. We believe that the benefit from the increase in available satellite bandwidth outweighs the short-term cost of these equipment changes.

The increases related to call center and in-home service operations were driven in part by our investments in staffing, training, information systems, and other initiatives. These investments are intended to help combat inefficiencies introduced by the increasing complexity of our business and technology, improve customer satisfaction, reduce churn, increase productivity, and allow us to better scale our business over the long run.  We cannot, however, be certain that our increased spending will ultimately yield these benefits.  In the meantime, we may continue to incur higher costs as a result of both our operational inefficiencies and increased spending.

For a discussion on the impact of liquidity, please see our disclosure under Item 2. “Management’s Narrative Analysis of Results of Operations – Executive Summary – Future Liquidity” on page 27 and “– Results of Operations – Subscriber-related expenses” on page 32 of the 10-Q.

•	Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations

Economic factors common to the pay-TV industry, as well as factors specific to DISH Network, continued to contribute to the decline in our subscriber base and slowed the growth in our revenues and income from continuing operations.  The most material trends that we experienced in 2008, being the net loss of subscribers and the reduction in subscriber-related margins, have continued into the first quarter of 2009.  Given the overall growth in pay-TV industry subscribers, operational issues specific to DISH Network had the most significant impact on our subscriber count.  Please see our response to Comment No. 1 and our disclosure under Item 2. “Management’s Narrative Analysis of Results of Operations – Executive Summary – Overview” on pages 25 through 27 of the 10-Q.

In addition, our “Subscriber-related revenue” increased in the first quarter of 2009 compared to the same period in 2008, primarily due to an increase in average monthly revenue per subscriber ("ARPU").  The increase in ARPU was primarily attributable to price increases in February 2009 and 2008 on some of our most popular programming packages and changes in the sales mix toward HD programming packages and advanced hardware offerings.  Please see our disclosure under Item 2. “Management’s Narrative Analysis of Results of Operations – Results of Operations” on pages 31 and 32 of the 10-Q

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

•	If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed

Other than the increase to “Subscriber-related expenses” as a percentage of revenue discussed previously and other factors discussed under Item 2. “Management’s Narrative Analysis of Results of Operations” in the 10-Q, the Company is not aware of any events that are likely to cause a material change in the relationship between costs and revenues.

•
To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold)

As described under Item 2. “Management’s Narrative Analysis Results of Operations” on pages 31 and 32 of the 10-Q, the primary driver of increases in our “Subscriber-related revenue” was an increase in ARPU that was attributable in large part to price increases in February 2009 and 2008 on some of our most popular programming packages and changes in the sales mix toward HD programming packages and advanced hardware offerings.

Executive Summary

Overview, page 21

3.
Please address the concern that you raise in the last paragraph of page 22 regarding having less flexibility to invest in your business, pursue strategic investments, prepay debt or buy back your own stock.  Please discuss your realistic plan to ameliorate this limitation.  Please provide us with your proposed disclosures.

Response:

As discussed in our response to the Staff’s Comment No. 1, we might be less likely to pursue initiatives that could increase shareholder value over the long run, such as making strategic investments or prepaying debt to the extent that such initiatives are unattractive as compared to our cost of capital.  Management does not believe that it is necessary to formulate plans to ameliorate this limitation since decisions are primarily driven by the value of pursuing such initiatives as compared to our cost of capital.  In response to the Staff’s comment, we have added disclosure under Item 2. “Management’s Narrative Analysis of Results of Operations – Executive Summary – Overview – Availability of Credit and Effect on Liquidity” and “– Future Liquidity” on page 27 of the 10-Q.

Explanation of Key Metrics and Other Items, page 42

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

DISH Network subscribers, page 24

4.
Show the actual subscribers and not your estimation of the number of subscribers represented by commercial accounts.  You may show your estimations as separate calculations that are clearly labeled as supplementary data.

Response:

As described on pages 24 and 25 of the 2008 10-K, the Company provides DISH Network service to hotels, motels and other commercial accounts. For many of these commercial accounts, DISH Network does not have detailed end-user information.  In order to derive an approximate subscriber count for its commercial accounts, DISH Network divides its total revenue earned from commercial accounts by an amount approximately equal to the retail price of its Classic Bronze 100 programming package (but taking into account, periodically, price changes and other factors), and includes the resulting number, which DISH Network believes is substantially smaller than the actual number of commercial units served, in our DISH Network subscriber count.

Results of Operations, page 26

5.
Your discussion regarding results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement.  You should address the underlying reasons for changes in the price versus volume mix.  For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in price, the discussion in MD&A should not stop once it identifies the price and volume components.  In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed rather than simply enumerated.  The focus should be on an analysis of the factors that caused these changes to occur.  In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business.  These variables may be non-financial in nature or may represent industry specific metrics.  Furthermore, MD&A should fully explain the results of operations.  For example, MD&A should not merely use the Spin-off for a blanket cause of a change but rather its impact should be quantified to the extent possible, and any increase or decrease in the underlying revenues of the pre-existing business should then be addressed.  Please provide us with your proposed disclosures.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

Response:

We note the Staff’s comments and have provided enhanced disclosure throughout Item 2. “Management’s Narrative Analysis of Results of Operations – Results of Operations” starting on page 30 of the 10-Q to include an analysis of the underlying factors causing changes in our results of operations.  We will continue to provide such enhanced disclosure in future filings.

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-9

6.	We note the reclassification that was made for variable rate demand notes. Please tell us why you have not restated your financial statements to reflect this correction of an error.

Response:

In the third quarter 2008, we determined that our classification of variable rate demand notes (“VRDNs”) did not technically meet the definition of a cash equivalent, notwithstanding their liquidity and our history of frequently buying and selling such investment, at par.  In evaluating the impact of that classification on our previously issued financial statements, we determined that the reclassification principally impacted cash and cash equivalents, marketable investment securities and cash flows from investing activities.

We considered the guidance in Staff Accounting Bulletin (“SAB”) 99.  In addition to each of the considerations suggested in SAB 99, we analyzed the affect that the reclassification had on our key operational metrics including GAAP metrics (such as net income, operating income, net cash flow from operating activities and assets and liabilities (including current, non-current and total)) and non-GAAP metrics (such as ARPU, churn rate, subscriber growth, SAC, EBITDA and free cash flow).  We also considered whether there was any impact to our debt covenants and overall liquidity.  The affect of the reclassification regarding marketable investments and cash equivalents did not impact any of such metrics or the total amount of current assets.

While the reclassification does affect our cash flows from investing activities, management determined it was unlikely that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the reclassification.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

Therefore, management did not believe that a restatement of our previously issued financial statements was necessary to address such reclassification.  Nevertheless, we disclosed that we had reclassified our investments in VRDNs to marketable investment securities and also provided disclosure regarding the amounts of VRDNs held at each balance sheet date and the nature of such investments.

4.  Marketable Investment Securities, Restricted Cash and Other Investment Securities

Marketable Investment Securities

Current Marketable Investment Securities – VRDNs, page F-16

7.	Show us how the can be liquidated on the same day or on a five business day settlement basis in the current economic environment. Provide us with more detail as to the names of the borrowers.

Response:

VRDNs are long-term floating rate municipal bonds with embedded put options that allow the bondholder to sell the security at par plus accrued interest. All of the put options are secured by a pledged liquidity source.  While they are classified as marketable investment securities, the put option allows for VRDNs to be liquidated on a same day or on a five business day settlement basis.

During the last twelve months, we have purchased and sold numerous VRDNs and have not experienced any illiquidity or settlements at amounts other than par plus accrued interest.  We note that we were buying and selling VRDNs at par on a regular basis during the third and fourth quarter of 2008 when liquidity in the financial markets was significantly constrained.

We respectfully submit that the names of the borrowers, which typically are government municipalities, are not relevant for an evaluation of the VRDNs given the previous and continued liquidity in the VRDN market.  Further, it is not practical to provide the names given that our VRDN portfolio is constantly varying (we buy and sell VRDNs frequently).

Marketable Investment Securities in a Loss Position, page F-17

8.	Given your current financial condition, please show us how you have the ability to hold these until maturity.

Response:

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

We believe that we have the ability to hold securities in a loss position to maturity based on three factors:

•	We had a strong balance sheet with $226 million of cash and cash equivalents and $746 million of marketable investment securities as of March 31, 2009.

•
We generated strong cash flows represented by $304 million of net income during the three months ended March 31, 2009, and expect to generate significant cash flows that will support our capital expenditures and further improve our balance sheet through the maturity of the securities in a loss position.  For the three months ended March 31, 2009, we reported net cash flows from operating activities of $739 million.  Furthermore, for the year ended December 31, 2008, we reported net cash flows from operating activities of $1.9 billion.

•	We do not have any material debt payments over the next two years.

5. Inventories, page F-19

9.
We note the $426,671 balance in inventory at December 31, 2008.  Tell us how many months you have on hand and how this inventory relates to your plans to implement new products and services in the near future.

Response:

Our $426,671,000 balance in inventory at December 31, 2008 represented approximately three months of inventory on hand.  For the past three years, we have typically had approximately one to three months of inventory on hand.  Therefore, our inventory balance at December 31, 2008 was consistent with the historical levels of inventory that we have maintained for the past three years.

The mix of products within our inventory varies depending on the products and services that we offer.  For example, as we expand our HD offerings and HD demand increases, we expect that a larger portion of our inventory will consist of HD set-top boxes.  However, we would still try to maintain one to three months of total inventory even though we are carrying a larger amount of HD set-top boxes.

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Sprigel
United States Securities and Exchange Commission

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (303) 723-1285.  I can also be reached by fax at (720) 514-5957.

Sincerely,

/s/ Robert E. Olson
Executive Vice President and Chief Financial Officer

cc:  Kyle Moffatt, SEC
       Dean Suehiro, SEC

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299